FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 26, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date:	July 26, 2008
ICICI Bank Limited

		By:	/s/ Mehernosh Kapadia
			Name :	Mr. Mehernosh Kapadia
			Title :	General Manager & Joint Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 26, 2008

Performance Review – Quarter ended June 30, 2008

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Vadodara today, approved the audited accounts of the Bank for the quarter ended June 30, 2008 (Q1-2009).

Highlights

•
Core operating profit (operating profit excluding treasury) for Q12009 increased 74% to Rs. 2,308 crore (US$ 536 million) from Rs. 1,330 crore (US$ 309 million) for the quarter ended June 30, 2007 (Q1-2008).

•	Net interest income increased 41% to Rs. 2,090 crore (US$ 486 million) for Q1-2009 from Rs. 1,479 crore (US$ 344 million) for Q1-2008.

•	Fee income increased 37% to Rs. 1,958 crore (US$ 455 million) for Q1-2009 from Rs. 1,428 crore (US$ 332 million) for Q1-2008.

•
Sharp increase in interest rates and adverse market conditions during the quarter had a negative impact of Rs. 594 crore (US$ 138 million) on the Bank’s trading portfolio and Statutory Liquidity Ratio (SLR) securities portfolio, and its treasury income in Q1-2009.

•	Despite the negative impact on the Bank’s treasury income, profit after tax for Q1-2009 was Rs. 728 crore (US$ 169 million) compared to Rs. 775 crore (US$ 180 million) for Q1-2008.

•	At June 30, 2008, ICICI Bank and its subsidiaries had consolidated total assets of Rs. 484,643 crore (US$ 112.6 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Deposit growth

Savings account deposits increased 35% to Rs. 43,465 crore (US$ 10.1 billion) at June 30, 2008 from Rs. 32,121 crore (US$ 7.5 billion) at June 30, 2007. Current and savings account (CASA) deposits constituted 27.6% of total deposits at June 30, 2008 compared to 22.4% at June 30, 2007. The Bank has significantly expanded its branch network to expand its reach and further enhance its deposit franchise. At July 21, 2008, the Bank had 1,388 branches and extension counters and 4,233 ATMs.

Credit growth

Consolidated advances of the Bank and its overseas banking subsidiaries and ICICI Home Finance Company increased 20% to Rs. 257,287 crore (US$ 59.8 billion) at June 30, 2008 from Rs. 215,293 crore (US$ 50.0 billion) at June 30, 2007.

International operations

ICICI Bank’s international business continued to focus on:

•
Building a retail deposit base which gives the Bank access to low cost deposits on a sustainable basis: ICICI Bank UK Plc and ICICI Bank Canada raised about US$ 1.5 billion of retail deposits in Q1-2009.

•
Being the preferred financier and adviser for overseas acquisitions by Indian corporates and strengthening the global syndication network: The Bank was ranked #1 in offshore loan syndications of Indian corporates during January-June 2008.

•	Being the preferred bank for non-resident Indians: The Bank’s remittance volumes increased by 35% in Q1-2009 to about Rs. 11,400 crore (US$ 2.6 billion) compared to Q1-2008.

Capital adequacy

The Bank’s capital adequacy at June 30, 2008 as per Reserve Bank of India’s revised guidelines on Basel II norms was 13.42% (including Tier-1 capital adequacy of 11.29%), well above RBI’s requirement of total capital adequacy of 9.0%.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

At June 30, 2008, the Bank’s net non-performing assets constituted 1.74% of net customer assets1.

Performance highlights of insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) increased its overall market share from 12.7% in FY2008 to 13.8% during April-May 2008 on the basis of retail new business weighted received premiums. ICICI Life’s new business weighted received premium increased by 46% in Q1-2009 to Rs. 1,178 crore (US$ 274 million). ICICI Life continued to grow its operations and new business volumes and expand its distribution infrastructure. While this resulted in the reduction of the consolidated profit after tax of ICICI Bank by Rs. 238 crore (US$ 55 million) in Q1-2009, ICICI Life’s unaudited New Business Profit (NBP)2 in Q1-2009 was Rs. 240 crore (US$ 56 million). This translates into an NBP margin of 19.1%. The assets held by ICICI Life were Rs. 26,967 crore (US$ 6.3 billion) at June 30, 2008.

ICICI Lombard General Insurance Company (ICICI General) increased its overall market share from 11.9% in FY2008 to 13.3% during April-May 2008. ICICI General’s premiums increased 21% on a year-on-year basis to Rs. 1,077 crore (US$ 250 million) in Q1-2009. Despite pressure on pricing in the de-tariffed environment and continuing investment in distribution, the company maintained financial breakeven.

1 Customer assets include loans and credit substitutes

2 Life insurance companies worldwide make accounting losses in initial years due to business set-up and customer acquisition costs in the initial years and reserving for actuarial liability. Further, in India, amortization of acquisition costs is not permitted. These factors have resulted in statutory losses for ICICI Life since the company’s inception, as its business has grown rapidly year on year. If properly priced, life insurance policies are profitable over the life of the policy, but at the time of sale, there is a loss on account of non-amortized expenses and commissions, generally termed as new business strain that emerges out of new business written during the year. New Business Profit (NBP) is an alternate measure of the underlying business profitability (as opposed to the statutory profit or loss) and relevant in the case of fast expanding companies like ICICI Life. NBP is the present value of the profits of the new business written during the year. It is based on standard economic and non-economic assumptions including risk discount rates, investment returns, mortality, expenses and persistency assumptions. Disclosure on economic assumptions are available in the annual report for the year ended March 31, 2008.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	Q1-2008	Q1-2009	FY2008
Net interest income [1]	1,479	2,090	7,304
Non-interest income	1,756	2,132	7,997
- Fee income	1,428	1,958	6,627
- Lease and other income	328	174	1,369
Less:
Operating expense	1,479	1,634	6,429
Expenses on direct market agents (DMAs) [2]	383	228	1,543
Lease depreciation	44	51	182
Core operating profit	1,330	2,308	7,147
Treasury income	195	(594)	815
Operating profit	1,524	1,714	7,961
Less: Provisions	552	792	2,905
Profit before tax	972	922	5,056
Less: Tax	197	194	898
Profit after tax	775	728	4,158

1. Net of premium amortisation on government securities of Rs. 235 crore in Q1-2008, Rs. 219 crore in Q1-2009 and Rs. 898 crore in FY2008.
2. Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3. Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	June 30, 2007	June 30, 2008	March 31, 2008
Assets
Cash balances with banks & SLR	106,068	107,558	113,072
- Cash & bank balances	29,648	35,551	38,041
- SLR investments	76,420	72,007	75,031
Advances [1]	198,277	224,146	225,616
Other investments	33,081	35,998	36,423
Fixed & other assets	19,505	26,454	24,684
Total	356,932	394,156	399,795
Liabilities
Networth	24,686	47,394	46,470
- Equity capital	903	1,113	1,113
- Reserves	23,783	46,281	45,358
Preference capital	350	350	350
Deposits	230,788	234,461	244,431
Borrowings	70,281	93,823	86,399
Other liabilities	30,826	18,128	22,145
Total	356,932	394,156	399,795

1. Consolidated advances of the Bank and its overseas banking subsidiaries and ICICI Home Finance Company increased 20% to Rs. 257,287 crore at June 30, 2008 from Rs. 215,293 crore at June 30, 2007.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materia[Missing Graphic Reference] y from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Pankaj Jain at 91-22-2653 6379 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 43.035

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS

  (Rupees in crore)
Sr.	Particulars	Three months ended		Year ended
No.		June 30, 2008	June 30, 2007	March 31, 2008
		(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	7,891.80	7,330.83	30,788.34
	a) Interest/discount on advances/bills	5,754.16	5,449.24	22,600.99
	b) Income on investments	1,888.22	1,678.71	7,466.01
	c) Interest on balances with Reserve Bank of India and other interbank funds	128.95	152.06	611.99
	d) Others	120.47	50.82	109.35
2.	Other income	1,538.18	1,950.59	8,810.77
3.	A) TOTAL INCOME (1)+(2)	9,429.98	9,281.42	39,599.11
4.	Interest expended	5,802.05	5,851.88	23,484.24
5.	Operating expenses (e) + (f) + (g)	1,913.91	1,905.32	8,154.18
	e) Employee cost	523.22	521.84	2,078.90
	f) Direct marketing expenses	228.33	382.66	1,542.74
	g) Other operating expenses	1,162.36	1,000.82	4,532.54
6.	B) TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	7,715.96	7,757.20	31,638.42
7.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,714.02	1,524.22	7,960.69
8.	Provisions (other than tax) and contingencies	792.49	552.27	2,904.59
9.	Exceptional items	..	..	..
10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	921.53	971.95	5,056.10
11.	Tax expense (a) + (b)	193.52	196.87	898.37
	a) Current period tax	364.64	327.61	1,611.73
	b) Deferred tax adjustment	(171.12)	(130.74)	(713.36)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITES (10)–(11)	728.01	775.08	4,157.73
13.	Extraordinary items (net of tax expense)	..	..	..
14.	NET PROFIT / LOSS FOR THE PERIOD(12)–(13)	728.01	775.08	4,157.73
15.	Paid-up equity share capital (face value Rs. 10/-)	1,113.12	903.09	1,112.68
16.	Reserves excluding revaluation reserves	46,280.97	23,783.34	45,357.53
17.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital adequacy ratio	13.42%	11.03%	13.97%
	(iii) Earnings per share (EPS) for the period
	Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs.)	6.54	8.61	39.39
	Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs.)	6.51	8.54	39.15
18.	NPA Ratio
	i) Gross non-performing advances (net of technical write-off)	8,511.36	5,292.04	7,579.54
	ii) Net non-performing advances	4,033.57	2,674.19	3,490.55
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net of write-off)	3.72%	2.63%	3.30%
	iv) % of net non-performing advances to net advances[1]	1.80%	1.35%	1.55%
19.	Return on assets (annualised)	0.73%	0.90%	1.12%
20.	Aggregate of non-promoter shareholding
	• No. of shares	1,113,092,261	903,012,278	1,112,687,495
	• Percentage of shareholding	100	100	100
21.	Deposits	234,460.77	230,788.35	244,431.05
22.	Advances	224,145.92	198,277.30	225,616.08
23.	Total assets	394,156.03	356,932.24	399,795.08

1.  The percentage of net non-performing customer assets to net customer assets (includes advances and credit substitutes) was 1.74% at June 30, 2008.

CONSOLIDATED FINANCIAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rupees in crore)
Sr.	Particulars	Three months ended		Year ended
No.		June 30, 2008	June 30, 2007	March 31, 2008
		(Unaudited)	(Unaudited)	(Audited)
1.	Total income	14,644.30	12,729.82	60,053.08
2.	Net profit	617.27	744.37	3,398.23
3.	Earnings per share (EPS)
	Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	5.55	8.19	32.19
	Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	5.52	8.13	32.00

SEGMENTAL RESULTS OF ICICI BANK LIMITED FOR THE PERIOD ENDED JUNE 30, 2008

(Rupees in crore)
Sr. No.	Particulars	Three months ended	Year ended
		June 30, 2008	March 31, 2008
		(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	6,077.58	24,418.54
b	Wholesale Banking	6,688.98	24,949.35
c	Treasury	6,777.85	29,098.26
d	Other Banking	76.17	274.92
	Total revenue	19,620.58	78,741.07
	Less: Inter Segment Revenue	10,190.60	39,141.96
	Income from Operations	9,429.98	39,599.11
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	135.45	1,083.84
b	Wholesale Banking	1,193.10	3,624.06
c	Treasury	(409.22)	515.92
d	Other Banking	11.80	25.21
	Total segment results	931.13	5,249.03
	Unallocated expenses	9.60	192.93
	Profit before tax	921.53	5,056.10
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Retail Banking	(3,638.20)	(4,045.54)
b	Wholesale Banking	(1,508.52)	(11,423.26)
c	Treasury	46,579.82	56,694.99
d	Other Banking	1,058.02	669.30
e	Unallocated	5,252.97	4,924.72
	Total	47,744.09	46,820.21

SEGMENTAL RESULTS OF ICICI BANK LIMITED FOR THE PERIOD ENDED JUNE 30, 2007

 (Rupees in crore)
Sr. No.	Particulars	Three months ended
		June 30, 2007
		(Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	7,435.15
b	Investment Banking	2,270.87
	Total revenue	9,706.02
	Less: Inter Segment Revenue	424.60
	Income from Operations	9,281.42
2.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	503.71
b	Investment Banking	477.84
	Total segment results	981.55
	Unallocated expenses	9.60
	Profit before tax	971.95
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Consumer and Commercial Banking	(45,161.59)
b	Investment Banking	65,661.29
	Total capital employed	20,499.70

Notes on segmental results

1.
The disclosure on segmental reporting has been modified pursuant to Reserve Bank of India (RBI) circular no. DB0D.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosure on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008. The segmental results for three months ended June 30, 2007 are not comparable due to this change. The figures for the three months ended June 30, 2007 based on the revised guidelines have not been provided.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and also includes gain/loss on sale of banking & non-banking assets and other items not attributable to any particular business segment.

Notes

1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.
The Sangli Bank Limited (Sangli Bank) has merged with ICICI Bank Limited effective April 19, 2007 as per the order of RBI dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.

3.
The Bank issued 75,686,388 equity shares (including green shoe option) of Rs. 10.00 each to Qualified Institutional Bidders and Non-Institutional Bidders at a price of Rs. 940.00 per share and 32,912,238 equity shares of Rs. 10.00 each to Retail Bidders and existing Retail Shareholders at a price of Rs. 890.00 per share, pursuant to a follow on public issue of equity shares, aggregating to Rs. 10,043.71 crore on July 5, 2007. During the three months ended June 30, 2008, 479,018 partly paid shares were converted into fully paid shares after receipt of call money.

4.
The Bank issued 49,949,238 American Depositary Shares (ADS) including green shoe option of 6,497,462 ADSs at US$49.25 per share, representing 99,898,476 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 9,923.64 crore on July 5, 2007.

5.	During the three months ended June 30, 2008, the Bank allotted 404,766 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints / grievances for the three months ended June 30, 2008:

Opening	Additions	Disposals	Closing
balance			balance
7	340	342	5

7.	Provision for current period tax includes Rs. 12.49 crore towards provision for fringe benefit tax for the three months ended June 30, 2008 (Rs. 39.20 crore for the year ended March 31, 2008).
8.
RBI vide its circular DBOD.No.BP.BC.90/20.06.001/2006-07 dated April 27, 2007 had advised banks having operational presence outside India to compute capital adequacy ratio (CAR) as per the revised capital adequacy framework (Basel II) effective March 31, 2008. Accordingly, the CAR for June 30, 2008 and March 31, 2008 is as per Basel II framework and for June 30, 2007, is as per the earlier framework.

9.
As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on government securities, which was earlier deducted from “Other income”, from “Income on investments” included in “Interest earned”, amounting to Rs. 218.93 crore for the three months ended June 30, 2008 (Rs. 897.62 crore for the year ended March 31, 2008 and Rs. 235.30 crore for the three months ended June 30, 2007). Prior period figures have been reclassified to conform to the current classification.

10.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
11.	The above financial results have been approved by the Board of Directors at its meeting held on July 26, 2008.
12.	The above financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
13.	Rs. 1 crore = Rs. 10 million.

Place : Vadodara	Chanda D. Kochhar
Date : July 26, 2008	Joint Managing Director & CFO